Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Amy Brockelman Ph: 617 679 3860	Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300
INVESTOR CONTACTS:
Biogen Idec Oscar Velastegui Ph: 617 679 2812	Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526

NEW DATA ON TYSABRI® DEMONSTRATE SIGNIFICANT EFFECTS ON HEALTH-
RELATED QUALITY OF LIFE MEASURES IN PATIENTS WITH
MULTIPLE SCLEROSIS

Data presented at American Academy of Neurology Annual Meeting also Show Impact on
Measures of Visual Function and Disability Progression

San Diego, California - April 6, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today that in Phase III multiple sclerosis (MS) studies TYSABRI® (natalizumab) showed significant effects on pre-specified health-related quality of life (QoL) measures, in addition to those previously reported on disability progression, relapse rate and MRI. Data presented this week at the annual meeting of the American Academy of Neurology in San Diego, CA also showed a significant impact on additional pre-specified measures of disability progression, including visual and cognitive function.

“MS is a debilitating disease that significantly reduces the quality of patients’ lives by causing symptoms like fatigue, pain, and diminished emotional well-being. We have never before observed positive findings on our quality of life measures in a Phase III MS study. The TYSABRI study data show not only significant reductions in relapses and disability, but also suggest improved quality of life. This is very encouraging,” said Richard Rudick, MD, Director of the Mellen Center for Multiple Sclerosis Treatment and Research at the Cleveland Clinic, who presented the QoL findings at the AAN meeting.

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Page 2 New Data On TYSABRI Demonstrate Significant Effects on Health-Related Quality of Life Measures in Patients With MS

TYSABRI Shows Improvement in Quality of Life Assessments
In the two Phase III TYSABRI clinical trials, AFFIRM and SENTINEL, QoL was assessed using three different measures, the Multiple Sclerosis Quality of Life Inventory (MSQLI), the Short Form-36 Health Survey (SF-36), which is a component of the MSQLI, and a Visual Analogue Scale (VAS). The MSQLI is an MS-specific battery of 10 scales that measure disease impact on QoL including, fatigue, pain, sexual function, bowel and bladder function, visual impairment, mental health and need for social support. SF-36 is comprised of 36 questions designed to assess patients’ physical and mental well-being. General well-being was also measured using the VAS.

In the AFFIRM monotherapy study, patients in the TYSABRI-treated group realized a significant improvement in physical measures of the SF-36 compared with a decline in the placebo-treated group (p=0.003). A significant improvement was also seen in the mental component of the SF-36 in patients treated with TYSABRI compared with a decline in the placebo-group (p=0.011). Significant benefits were also seen using the VAS (p=0.007). Improvements on quality of life measures were also observed in the SENTINEL study, in which TYSABRI was added to AVONEX® (Interferon beta-1a).

TYSABRI Impacts Measures of Visual Function
In another analysis of the AFFIRM and SENTINEL data, patients treated with TYSABRI had a reduction in the risk of visual decline as measured by contrast testing compared to control. Loss of visual function is one of the most common causes of disability and lower QoL in MS patients. Low contrast letter acuity was a pre-specified endpoint in both studies. Recent studies have demonstrated that low contrast letter acuity (perception of light gray letters of progressively smaller size on a white background) is a more sensitive measure of visual dysfunction in MS than traditional measures.

TYSABRI Impacts Measures of Disability Progression
The primary efficacy endpoint of AFFIRM and SENTINEL at two years was the rate of disability progression sustained for three months as measured by the Expanded Disability Status Scale (EDSS). Additional measures of disability included the Multiple Sclerosis Functional Composite (MSFC), which consists of three tests that evaluate ambulation, upper extremity dexterity and cognitive function.

In AFFIRM, treatment with TYSABRI led to a 42% reduction in the risk of disability progression compared to placebo (p=0.0002). TYSABRI was also associated with significant delay in progressing to EDSS of 4.0 (ambulatory with moderate disability) and 6.0 (requiring a cane, crutch or brace). TYSABRI treatment also had a significant impact on all subscales of the MSFC, including the Paced Auditory Serial Addition Test (PASAT), a measure of cognitive function (p=0.005).

TYSABRI Phase III Safety
Progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system has been reported in patients receiving TYSABRI. PML occurred in two MS patients who had received TYSABRI with AVONEX and in one Crohn’s disease patient who had recently received an immunosuppressant. In placebo-controlled trials of

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TYSABRI in MS, the incidence and rate of other serious infections were balanced between TYSABRI-treated patients and controls. Serious infections reported in TYSABRI-treated patients included pneumonia, urinary tract infection and appendicitis. The overall incidence and rate of common infections were also balanced between treatment groups. Commonly reported infections included upper respiratory tract infections, influenza, urinary tract infections, and gastroenteritis. Herpes infections were slightly more common in patients treated with TYSABRI. The incidence and rate of other serious and common adverse events in clinical trials were similarly balanced between treatment groups. Serious events that occurred in TYSABRI-treated patients included hypersensitivity reactions, including systemic reactions, depression, and cholelithiasis. Common adverse events reported include infusion reactions, headache, fatigue, and arthralgia.

Biogen Idec and Elan had previously voluntarily suspended TYSABRI from the U.S. market and dosing in all ongoing clinical trials based on reports of PML. Biogen Idec and Elan completed a comprehensive safety evaluation of more than 3,000 TYSABRI patients in collaboration with leading experts in PML and MS. The results of the safety evaluation yielded no new confirmed cases of PML beyond the three previously reported.

On March 8, 2006, the Peripheral and Central Nervous System Drugs Advisory Committee of the U.S. Food and Drug Administration (FDA) voted unanimously to recommend reintroduction of TYSABRI as a treatment for relapsing forms of MS. The companies anticipate action by the Agency regarding the reintroduction for TYSABRI in the U.S. on or before June 28, 2006. The companies’ application for approval of TYSABRI as a treatment for MS is also under review with the European Medicines Agency.

On March 29, 2006, the companies announced they have enrolled and dosed the first patients in the TYSABRI monotherapy safety extension study program in MS. Patients who previously participated in the Phase III MS trials and subsequent safety evaluation are eligible to be screened for entry in this open label multi-center study. Sites throughout Europe, the United States, Canada, Australia, New Zealand and Israel are expected to enroll patients.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

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Safe Harbor/Forward Looking StatementsThis press release contains forward-looking statements regarding the potential therapeutic uses and regulatory path forward of TYSABRI. The commercial potential and regulatory path forward of TYSABRI are subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may unable to adequately address concerns or questions raised by FDA or European regulatory authorities during the regulatory review process, that concerns may arise from additional data or analysis, or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
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